December 4, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen J. Garnett, Assistant Director

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed November 17, 2008 File No. 333-151532

Dear Ms. Garnett:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 26, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on June 9, 2008 (No. 333-151532), as amended by Amendment No. 1 to the Registration Statement on August 22, 2008 , Amendment No. 2 to the Registration Statement on October 6, 2008 and Amendment No. 3 to the Registration Statement on November 17, 2008 (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter (this “Response Letter”) or in Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Amendment No. 4 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4. All page number references in the Company’s responses are to page numbers in Amendment No. 4.

Sales Literature

1.
Please remove the photographs of individual properties from the front cover of the sales brochure. These photographs are not appropriate because Lightstone REIT II does not currently own any properties. Also, please revise the page titled “Why Use Lightstone to Manage Your Real Estate Investment” to clarify that the property shown is not owned by Lightstone REIT II.

We advise the Staff that the photographs of individual properties have been removed from the front cover of the sales brochure. We further advise the Staff that the page titled “Why Use Lightstone to Manage Your Real Estate Investment” has been revised to clarify that the property shown is not owned by the Company.

December 4, 2008

2.	Please clarify the measurements used in your volatility chart as you have done with your correlation chart.

We advise the Staff that the measurements in the volatility chart have been clarified to indicate that they refer to annual returns.

3.
We note your response to our prior comment 13 but do not believe that it addresses our comment. The volatility chart, which depicts a comparison of the NCREIF index to stock prices for the S&P 500, does not appear to be appropriate because the NCREIF index reflects the property prices rather than the stock prices.

The NCREIF index is compared to the S&P 500 to illustrate the negative correlation of real estate and stocks of publicly traded companies with respect to volatility. The chart shows that real estate has been less volatile than stocks over a long period of time and, as a result, investors may want to add real estate holdings to their overall portfolio as part of an asset allocation investment strategy to complement their holdings of publicly traded shares of common stock.

In addition, it is not clear why you believe the NCREIF index is an appropriate comparison to the value of non-traded REIT stock, since the value of the stock does not change over the life of the investment.

As discussed with the Staff on November 26, 2008, the NCREIF index is the only appropriate benchmark for non-traded REITs. We advise the Staff that the value of the Company’s stock does change over the life of the investment. The price of the Company’s stock is set at $10.00 per share for the duration of the offering. Thereafter, a valuation of the Company’s portfolio will be done annually to determine the price at which investors may redeem their shares and purchase additional shares through the Company’s distribution reinvestment program. This valuation involves a similar methodology as that used to compute the NCREIF index.  Both the NCREIF index and the annual valuation of the Company are measurements of non-traded real estate, which makes the NCREIF index the most applicable benchmark for the Company.

Please specifically address these points and revise to provide appropriate clarifying disclosure or remove the volatility chart.

We advise the Staff that clarifying disclosure has been added to the sales literature to explain the rationale for comparing the NCREIF index to the S&P 500 and using the NCREIF index as the Company’s benchmark index.

4.
Please revise the risk factors page to prominently state that you are a blind pool, that you currently own no properties, and that investors will not have an opportunity to evaluate your properties before they invest.

We advise the Staff that the above risk factor has been added to the page of risk factors as the first risk factor in the sales literature.

December 4, 2008

5.
We note your response to our prior comment 14 and your statement that you have removed all references to your dividend rate from the sales literature. Near the end of the sales literature, however, is a reference to reinvesting a 6.5% dividend. Considering you have not yet commenced paying dividends, this statement is not appropriate. Please remove it.

We advise the Staff that the reference to the 6.5% dividend has been removed from the sales literature.

6.
We note your response to prior comment 15; however, we continue to believe that the extensive disclosure regarding properties owned by prior programs is not appropriate for your sales literature. Moreover, it is not clear why broker dealers would need to describe the properties from the prior public program beyond the disclosure contained in the prospectus. Please revise the sales materials as previously requested to remove the extensive description of properties owned by Lightstone REIT I. We would not object to a brief summary of the prior program, but the current disclosure, including photographs of specific properties, is not appropriate.

Per our conversation with the Staff on November 26, 2008, we advise the Staff that the sales literature has been revised to include no more than two pages of disclosure about properties from the sponsor’s prior programs. The revised sales literature does not extensively describe the sponsor’s prior programs. As discussed, each picture used in this section contains an appropriate legend. We hereby request that the Staff reconsider its position in its Comments Letter on the use of photographs of specific properties.

Registration Statement on Form S-11

Real Estate Financing Risks, page 39

7.
We note that your sponsor has defaulted on a number of non-recourse loans in connection with properties owned by other programs. Please provide disclosure addressing the risk that lenders may be less willing to make mortgage loans to your sponsor because of these recent defaults and the potential impact on your business if you are unable to obtain financing.

We advise the Staff that the Company has provided disclosure on page 41 addressing the risks related to the possibility that lenders may be less willing to make mortgage loans to the Company based on the recent defaults of the Company’s sponsor.

Adverse Business Developments, page 73

8.
We note your response to prior comment 2. Please expand your discussion of the sponsor’s decision to stop making payments on non-recourse debt obligations. Disclose the number of properties affected by this action and the total amount of non-recourse debt involved. Describe the effect on the sponsor and on the affected properties as a result of stopping payments on the sponsor’s debt obligations. Also, please discuss whether the sponsor intends to resume payments and, if so, the conditions under which the sponsor will resume payments.

December 4, 2008

We advise the Staff that the Company has disclosed the number of properties affected by the decision to stop making debt payments and aggregate amount of principal indebtedness so affected. The Company described the possible effect on the sponsor and the affected properties. Additionally, the Company disclosed that the sponsor does not anticipate that it will resume making payments, however the sponsor may enter into negotiations with the lenders which may include discussions regarding an extension of the term of the loan, a reduction of principal, a lower interest rate, a voluntary conveyance of the property to the lender or foreclosure.

Summary of Our Organizational Documents, page 122

9.	Prior to the effective date of the registration statement, please fill in the date on which your charter became effective in the state of Maryland and the date your bylaws became operative.

Table I, page A-8

10.
The “total acquisition cost” line item should aggregate all of the fees and costs above it so that it reflects the percentage of the amount raised that was spent on property acquisitions. Currently, the figures in this line item do not seem to aggregate these fees and costs. Please revise or advise.

We advise the Staff that the “total acquisition cost” line item has been revised to aggregate all fees and costs.

Table II, page A-9

11.
Please tell us how the dollar amount of cash generated from operations before deducting payments to the sponsor disclosed in Table II for Belz Outlets, Dakota Square Mall, and Williamsburg Mazel Outlets reconcile to the amounts disclosed in Table III for each of these programs.

We advise the Staff that the Company has revised Table II to include the three year cumulative cash generated from operations to correspond with the three years of payments to the sponsor.

Table III, page A-10

12.
We note that Table III for DL-DW Holdings LLC is presented on a GAAP basis. Accordingly, please revise the line item “Net income - Tax Basis, before minority interests” to report this item on a GAAP basis.

We advise the Staff that the Company has revised this line item to indicate that this line item is presented on a GAAP basis.

December 4, 2008

13.	Please revise the second section of Table III for DL-DW Holdings LLC to disclose the cash distribution and income tax results based on a $1,000 investment.

We advise the Staff that the Company has revised this Table III to indicate that the results are based on a $1,000 investment.

14.
Please confirm the amount of the cash distribution to investors per $1,000 invested in 2007 for Williamsburg Mazel Outlets. We note your disclosure that the total cash distribution to investors in 2007 was $5,000,000 and the total dollar amount raised was $10,566,669, resulting in a cash distribution of approximately $473 per $1,000 invested.

We adviset he Staff that the Company has revised this Table III to indicate the results based on a $1,000 investment.

15.
Please tell us the total dollar amount raised for the Prime Outlets Portfolio program and confirm all amounts disclosed in the second section of Table III related to cash distributions and income tax results based on a $1,000 investment.

We advise the Staff that the Company has revised this Table III to indicate the results based on a $1,000 investment. The total cash investment, not including mezzanine lending, was $19,860,775.

Exhibits

16.	Please confirm that you will file final, executed legal and tax opinions prior to requesting acceleration of the effective date of the registration statement.

The Company has filed final, executed legal and tax opinions with this Amendment No. 4.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.